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June 29, 2012

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:      Larry Greene, Division of Investment Management

Mail Stop 0505

Re:                             Morgan Stanley Institutional Fund, Inc. (the “Registrant”)

(File No. 333-181285)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-14 (the “Registration Statement”) relating to Frontier Emerging Markets Portfolio (the “Acquiring Fund”), a portfolio of the Registrant, filed with the Securities and Exchange Commission (the “Commission”) on May 9, 2012 in connection with a proposed Agreement and Plan of Reorganization, pursuant to which all of the assets and liabilities of Morgan Stanley Frontier Emerging Markets Fund, Inc. (the “Acquired Fund”) would be transferred to the Acquiring Fund, in exchange for shares of common stock of the Acquiring Fund (the “Reorganization”). The Registrant has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Registrant’s Registration Statement on its behalf.   Below, we describe the changes made to the Registration Statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement that will be filed via EDGAR on or about June 29, 2012.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley

Washington DC    EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

GENERAL COMMENTS TO THE REGISTRATION STATEMENT

Comment 1.               Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.                               This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.               Please ensure that the font size used in the Registration Statement complies with the requirements of Rule 420 under the Securities Act of 1933.

Response 2.                               The font size complies with the requirements of Rule 420.

Comment 3.               Please revise the Capitalization Table so that the reorganization expenses are a line item in the Capitalization Table and not a footnote to the capitalization table.

Response 3.                               The disclosure has been revised as requested.

COMMENTS TO THE PROSPECTUS

Comment 4.               Please include disclosure regarding the possibility that the Acquiring Fund may experience increased redemptions following the Reorganization.

Response 4.                               The disclosure has been revised as requested.

Comment 5.               Please explain supplementally whether the Acquired Fund has a specific vote requirement to be converted into an open-end fund.

Response 5.                               As disclosed in the section of the prospectus titled “Additional Information about the Funds—Rights of Acquired Fund Stockholders and Acquiring Fund Stockholders,” the affirmative vote of the holders of 75% or more of the outstanding common shares is required to convert the Acquired Fund from a closed-end to an open-end investment company.  However, pursuant to the Acquired Fund’s charter, if a proposal to convert the Acquired Fund to an open-end investment company is approved or authorized by the affirmative vote of at least 70% of the entire Board, the affirmative vote of only a majority of the outstanding common shares is required for approval.

Comment 6.               Please confirm supplementally that the Acquired Fund’s prospectus will be incorporated by reference in the proxy statement and prospectus.

Response 6.                               We hereby confirm that the prospectus for the Acquiring Fund will be incorporated by reference in the proxy statement and prospectus.  Please refer to the second paragraph of the section titled “Synopsis—General.”

Comment 7.               Please update the Table of Contents to show all appropriate headings.

Response 7.                               The Table of Contents has been updated accordingly.

Comment 8.               In the section titled “Synopsis—The Reorganization,” please disclose the reasons for the proposal to reorganize the Acquired Fund into the Acquiring Fund (i.e., why reorganize a closed-end fund into an open-end fund).  Please take into consideration the fact that the expenses ratio for the Combined Fund will be higher that the expense ratio for the Acquired Fund.

Response 8.                               The disclosure has been included as requested.

Comment 9.               Please rename the heading “Pro Forma Combined Fund” in the Fee Table to make clear that the Combined Fund will be the Acquiring Fund.

Response 9.                               The disclosure has been revised as requested.

Comment 10.            Please clarify supplementally what investment related expenses will be excluded from the fee waiver as disclosed in the footnotes to the Annual Fund Operating Expenses table.

Response 10.                         Investment related expenses that will be excluded from the fee waiver include expenses such as foreign country tax expense and interest expense on borrowing.

Comment 11.           Please confirm supplementally that there is no provision for the recoupment or recapture of fees that have been waived.

Response 11.                         There is currently no provision for the recoupment or recapture of waived fees.

Comment 12.            Please prominently disclose that after one year the total expenses of the Combined Fund may increase as a result of the expiration of the fee waiver.

Response 12.                         The disclosure has been included as requested.

Comment 13.            In the section titled “Synopsis—Comparison of the Acquired Fund and Acquiring Fund,” please include a discussion on the differences between a closed-end and open-end investment company.

Response 13.                         The disclosure has been included as requested.

Comment 14.            In the section titled “Synopsis—Comparison of the Acquired Fund and Acquiring Fund—Purchases, Exchanges and Redemptions—Acquiring Fund Shares (Class I)—Minimum Investments,” please disclose the minimum investment amount for subsequent purchases of Class I shares and whether Acquired Fund Stockholders will be required to meet such minimum amount.

Response 14.                         There is no minimum investment amount for subsequent purchases of Class I shares of the Acquiring Fund.  We have added disclosure to this effect in the section titled “Synopsis—Comparison of the Acquired Fund and Acquiring Fund—Purchases, Exchanges and Redemptions—Acquiring Fund Shares (Class I)—Minimum Investments.”

Comment 15.            In the section titled “Synopsis—Comparison of the Acquired Fund and Acquiring Fund—Purchases, Exchanges and Redemptions—Acquiring Fund Shares (Class I)—Exchange Privileges,” the disclosure states that “stockholders must satisfy the Class I minimum initial investment amount of the Exchange Portfolio at the time of the exchange.”  Please supplementally explain the practical effect of this statement on stockholders of the Acquired Fund (i.e., are such stockholders retail investors that will be required to meet a $5 million dollar investment minimum).  In addition, please disclose the minimum initial investment amount for an Exchange Portfolio.

Response 15.                         A substantial portion of the outstanding shares of the Acquired Fund are held by institutional investors.  In the event any investor decides to exchange its Class I shares received in connection with the Reorganization, such investor will be required to meet the minimum initial investment amount of the applicable Exchange Portfolio.  The minimum initial investment amount for an Exchange Portfolio has been included as requested.

Comment 16.           Please confirm how the Funds intend to treat broker non-votes for purposes of an adjournment of the shareholder meeting.

Response 16.                         There will not be any broker non-votes in connection with this proposal.  Accordingly, all references to broker non-votes have been deleted.

Comment 17.            In the section titled “Principal Risk Factors,” please consider adding risk disclosure related to the conversion of the Acquired Fund from a closed-end fund to an open-end fund.

Response 17.                         We respectfully acknowledge your comment; however, Item 3 of Form N-14 requires a discussion of the principal risk factors of investing in the registrant and a comparison of such risks with those associated with an investment in the company being acquired.  We believe that the current disclosure is adequate and responsive to Item 3 of Form N-14.  In addition, pursuant to comment 13 above, we have included disclosure related to the differences between a closed-end fund and an open-end fund which includes risk disclosure related thereto in the section titled “Synopsis—Comparison of the Acquired Fund and Acquiring Fund—Differences Between a Closed-End Fund and an Open-End Fund.”

Comment 18.            Please confirm supplementally whether the Acquired Fund will have to sell a substantial number of derivative instruments in order to conform to the Acquiring Fund’s investment objective, policies and restrictions.

Response 18.                         The Acquired Fund will not have to sell a substantial number of derivative instruments in order to conform to the Acquiring Fund’s investment objective, policies and restrictions.

Comment 19.            In the section titled “The Reorganization—The Board’s Considerations,” the disclosure states that the Board recommends that Stockholders of the Acquired Fund approve the Reorganization in part due to “the comparative expenses currently incurred in the operations of the Acquiring Fund.”  Please explain supplementally why this statement is accurate given that the Acquiring Fund has a higher expense ratio as compared to the Acquired Fund.

Response 19.                         The Board made an extensive inquiry into a number of factors when considering whether to approve the Reorganization on behalf of the Acquired Fund.  One such factor was the comparative expenses currently incurred in the operations of the Acquiring Fund.  Specifically, the Board considered the expenses of the Acquiring Fund in comparison with the expenses the Acquired Fund.  Separate and distinct from the Board’s comparison of the expenses, the Board considered that the total expenses of the stockholders of the Acquired Fund would be lower, taking into account the proposed waiver, as a result of the Reorganization.

Comment 20.            In the section titled “The Reorganization—The Board’s Considerations,” the disclosure states that “[t]he Board also considered other factors, including, but not limited to… the extent to which the common shares of the Acquired Fund have historically traded at a discount or premium to [net asset value].”  Please explain the history of such trading.

Response 20.                         The disclosure has been included as requested in the section titled “Synopsis—Comparison of the Acquired Fund and Acquiring Fund— Difference Between a Closed-End and an Open-End Fund.”

Comment 21.            Please rename the heading “Pro Forma Combined Fund” in the Capitalization Table to make clear that the Combined Fund will be the Acquiring Fund.

Response 21.                         The Capitalization Table has been updated as requested.

Comment 22.            In the second bullet point under the section titled “Comparison of Investment Objectives, Policies and Restrictions—Investment Objectives and Policies—Acquiring Fund,” please confirm whether the notice to shareholders regarding a change in the Acquiring Fund’s investment objective will be made in writing.

Response 22.                         In the event there is a change to the Acquiring Fund’s investment objective, the Acquiring Fund will file a supplement providing notice to shareholders of such change prior to implementing such change.

Comment 23.           Please confirm the composition of the stockholder base of the Acquired Fund.  For example, are stockholders predominately affiliated Morgan Stanley Funds or a broad variety of retail investors.

Response 23.                         As disclosed in the section titled “Share Information,” a substantial portion of the outstanding shares of the Acquired Fund are held by institutional investors.  We hereby confirm that no affiliated Morgan Stanley Fund holds shares of the Acquired Fund.

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In addition, we are authorized by our client to acknowledge the following on the Registrant’s behalf:

•                                          the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Mary E. Mullin of Morgan Stanley at (212) 296-6988 (tel) or (212) 507-3954 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss